U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 30, 2023

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotmos
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-270257
RiverPark Strategic Income Fund (S000080182)
Dear Ms. Lithotmos,
The purpose of this letter is to respond to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on March 20, 2023 regarding the Trust’s Form N-14 Registration Statement (the “N-14”), filed on March 3, 2023 (SEC Accession No. 0000894189-23-001816). A summary of the Staff’s comments, along with the Trust’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in the N-14.
For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.
1.Staff Comment: Please submit a 497 filing in response to the Staff’s comments, and confirm that the proposed reorganization will not close until the shell fund is effective.
Response: The Trust confirms that the reorganization will not close until the shell fund is effective.
2.Staff Comment: Please complete all missing or bracketed information.
Response: The Trust undertakes to include all missing or bracketed information in the filing.
3.Staff Comment: Please confirm that the Trust will file a post-effective amendment to the N-14 with an opinion of counsel supporting the tax consequences of the proposed reorganization.

Response: The Trust confirms that it will file a post-effective amendment to the N-14 with an executed opinion of counsel supporting the tax consequences of the proposed reorganization.
Questions and Answers
Question: Will there be changes to the Board of Trustees and service providers for the Acquiring Fund?

4.Staff Comment: Please clarify that the independent registered public accounting firm is the Auditor listed in the table.
Response: The Trust undertakes to revise the reference to the independent registered public accounting firm to independent registered public accounting firm (the “Auditor”).
Question: Will the Reorganization affect the fees and expenses I pay as a shareholder of the Target Fund?
5.Staff Comment: Please clarify if the Target Fund’s ability to recoup expenses will survive after the merger.
Response: The Trust responds supplementally that the Target Fund is currently operating below its expense limitation and that the Target Fund does not currently have any expenses to recoup. Following the reorganization, CrossingBridge will have the ability to recoup future expenses above the expense cap for the Acquiring Fund.

Question: What will happen if the Plan is not approved by shareholders?
6.Staff Comment: What will happen if the Plan is not approved by shareholders? In your response letter, please state what “further actions” may be considered by the Board.
Response: The Trust responds supplementally that the RiverPark Board believes that a merger is in the best interest of shareholders. In the event that shareholders do not approve the merger, the RiverPark Board will work with all interested parties to adjust the merger terms in an effort to facilitate a future reorganization. In the meantime, RiverPark and Cohanzick will each continue to work to achieve the Target Fund’s objectives over the long term.

* * * * * *

We trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (513) 520-5925.

Very truly yours,

/s/ Jay S. Fitton
Jay S. Fitton
Secretary

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